Liquid Media Expands Content Distribution Partnership with Insight TV

Vancouver, British Columbia – May 16, 2022 – Liquid Media Group Ltd. (the “Company,” “Liquid Media” or “Liquid”) (NASDAQ: YVR), a business solutions company empowering independent producers and content creators from inception through monetization, today announced a further expansion of the action-adventure sports content being distributed via its partnership with Insight TV (“Insight”), which reaches 400+ million households in 53 countries. Insight TV is the leading 4K-UHD millennial-focused global channel and content producer, with linear channel distribution via major pay and CTV platforms and subscription video-on-demand (SVOD) reach via services and apps including iOS and tvOS, Roku (UK, US and CA), Android and Android TV, and Amazon Fire TV (US and UK).

“Our partnership with Insight has unlocked a significant global opportunity to expand the streaming footprint for select Liquid library content across an impressive worldwide distribution network,” said Ron Thomson, CEO of Liquid Media. “With such compelling content chosen for distribution, we were excited but not at all surprised to see the analytics and SVOD revenue trending upward in the early months. By adding 50+ more captivating titles from our content library to Insight in the near term, we are aiming to further boost both reach and revenue for independent content creators and for Liquid.”

Since launching six years ago, Insight TV has expanded across four continents, delivering the company’s world-leading 4K-UHD content to a growing number of linear platform partners in the US, Europe and Asia, new branded environments in the US, and owned and partner social media channels.

“We look forward to continuing our successful distribution partnership with the passionate team at Liquid, and we’re excited to see the additional 50+ titles resonate with our millennial and Gen-Z audiences,” said Graeme Stanley, Chief Commercial Officer, Insight TV.

The action-adventure sports titles selected for distribution under the Insight partnership are from Slipstream, Liquid’s curated SVOD service and part of the Company’s Projektor online content marketplace, with a global reach of over 1-billion viewers.

“We expect Liquid’s distribution reach and influence to continue growing at an accelerated rate,” added Thomson. “This would inject even greater value into our four-stage solution engine, which independent creators are leveraging to drive towards full monetization of their productions.”

About Insight TV:

Based in Amsterdam and with offices in New York and Beijing, Insight TV is a global millennial and youth targeted media company producing high-quality content, delivering channels, selling content and formats and managing a large social media network.  The company operates broadcast linear channels Insight TV in 4K UHD HDR and HD.  Content is also distributed through Smart TV and OTT platforms as well as via www.watch.insight.tv.  Insight TV also operates and distributes a suite of digital channels, including the millennial lifestyle channel Insight TV, short-form content channel INBites, action sports channel INTrouble, science, and tech channel INWonder, and nature and wildlife channel INWild (in partnership with Off the Fence).  Currently, Insight TV channels are available in 53 countries and 12 languages.  Specializing in story-driven content for millennial and Gen-Z audiences, Insight TV's original programming seeks to connect global communities through authentic voices and global influencers.  Insight TV has partnered with prestigious global brands and broadcasters such as Red Bull Media House, G2 Esports, VICE Media, BT Sport, and others to co-produce series filmed around the world in vivid 4K UHD HDR.  Insight TV content is available in 4K UHD HDR and HD to MVPDs, OTT, and mobile video platforms.

Additional information is available at www.insight.tv

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About Liquid Media Group Ltd.

Liquid Media Group Ltd. (Nasdaq: YVR) is a business solutions company empowering independent IP creators. Liquid’s end-to-end solution will enable professional video (film/TV and streaming) creation, packaging, financing, delivery, and monetization, empowering IP creators to take their professional content from inception through the entire process to monetization.

Liquid’s blockchain framework, developed with Eluvio, enables independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences on their own terms.

Additional information is available at www.LiquidMediaGroup.co.

Further information:

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+1 (416) 489-0092

pg@liquidmediagroup.co

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Cautionary Note Regarding Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "potentially" and similar expressions, or are those, which, by their nature, refer to future events, and include such statements that Liquid will be able to deliver its end-to-end solution to IP creators and to enable independent producers and content creators to leverage blockchain technology and NFTs to reach new audiences, achieve lower-cost, decentralized distribution, sell merchandise and other special access experiences, and broadcast directly to global audiences. These statements should not be read as guarantees of future performance or results. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Such factors include, but are not limited to: developments related to the COVID-19 pandemic, regulatory actions, market prices, continued availability of capital and financing, and general economic, market or business conditions, as well as additional risks disclosed in the Company’s annual and quarterly financial reports available at www.sedar.com and annual report on Form 20-F as well as other reports filed with the SEC at www.sec.gov. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.